Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008		FOR THE TWELVE MONTHS ENDED	
Earnings from continuing operations	$	30,538	$	90,807	$	110,333
Income taxes		10,566		27,135		36,230
Earnings from continuing operations before income taxes	$	41,104	$	117,942	$	146,563
Fixed charges:						
Interest, long-term debt	$	14,747	$	36,007	$	44,327
Interest, other (including interest on short-term debt)		4,623		8,588		7,239
Amortization of debt expense, premium, net		526		1,366		1,720
Portion of rentals representative of an interest factor		130		375		502
Total fixed charges	$	20,026	$	46,336	$	53,788
Earnings from continuing operations before income taxes	$	41,104	$	117,942	$	146,563
Plus: total fixed charges from above		20,026		46,336		53,788
Earnings from continuing operations before income taxes and fixed charges	$	61,130	$	164,278	$	200,351
Ratio of earnings to fixed charges		3.05 X		3.55 X		3.72 X